Offer to Purchase for Cash

by

COPART, INC.

of

Up to 10,526,315 Shares of its Common Stock

(Including the Associated Preferred Stock Rights)
at a Purchase Price of $38.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JANUARY 14, 2011
UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

Copart, Inc., a California corporation (“Copart,” the “Company,” “we,” or “us”), is offering to purchase up to 10,526,315 shares of our common stock, no par value (the “common stock”), including the associated preferred stock rights, at a purchase price of $38.00 per share without interest and less any applicable withholding tax, upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the associated preferred stock rights issued pursuant to the Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company, N.A., as amended; and unless the associated rights are redeemed prior to the expiration of the Offer, a tender of the shares will also constitute a tender of the associated rights. No additional consideration will be paid for the associated rights.

On the terms and subject to the conditions of the Offer, we will pay for shares properly tendered and not properly withdrawn in the tender offer, a price of $38.00 per share, without interest and less any applicable withholding taxes. Only shares properly tendered and not properly withdrawn will be purchased. Due to the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.

Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 10,526,315 shares pursuant to the Offer. See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OUR RECEIPT OF $400.0 MILLION OF PROCEEDS UNDER OUR TERM LOAN FACILITY AND CERTAIN OTHER CONDITIONS. SEE SECTION 7.

The shares are listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CPRT.” On December 13, 2010, the most recent practicable trading day before we commenced the Offer, the last reported sale price of our common stock was $34.81 per share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES, AND WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST DECIDE WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD READ AND EVALUATE CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER OR OTHER FINANCIAL OR TAX ADVISOR. SEE SECTION 2. ALL OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN THE OFFER, AND, IN ORDER TO AVOID ANY POTENTIAL CONFLICT OF INTEREST, OUR BOARD OF DIRECTORS HAS PROHIBITED ALL OF OUR DIRECTORS AND EXECUTIVE OFFICERS FROM TENDERING ANY OF THEIR SHARES IN THE OFFER UNDER OUR SECURITIES TRADING POLICY. SEE SECTION 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

December 15, 2010

IMPORTANT

If you desire to tender all or any portion of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a manually signed facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or a manually signed facsimile thereof, together with any other required documents, including the share certificates, to the Depositary (as defined herein) or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.

If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.

To properly tender shares, you must validly complete the Letter of Transmittal.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer, at its address and telephone number set forth on the back cover page of this document. Requests for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any U.S. state where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such U.S. state.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We refer to the common stock of the Company, no par value, as the “common stock,” and to the shares of our common stock, including the associated preferred stock rights, as the “shares.” This summary term sheet highlights certain material information in the remainder of this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in the remainder of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.

Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the associated preferred stock rights issued pursuant to the Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company, N.A., as amended; and unless the rights are redeemed prior to the expiration of the Offer, a tender of the shares will also constitute a tender of the such associated rights. No additional consideration will be paid for the associated rights.

Who is offering to purchase my shares?

The Company is offering to purchase up to 10,526,315 shares of our common stock, no par value. Each share includes an associated preferred stock right that we will acquire with each share that we purchase. No additional consideration will be paid for the associated preferred stock rights. See Section 1.

What will the purchase price for the shares be and what will be the form of payment?

The purchase price for the shares will be $38.00 per share. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5.

How many shares will the Company purchase in the Offer?

We will purchase up to 10,526,315 shares in the Offer (representing approximately 12.8% of our outstanding shares), or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. If more than 10,526,315 shares are properly tendered, we will purchase all shares properly tendered on a pro rata basis, except for “odd lots” (lots held by owners of fewer than 100 shares), which we will purchase on a priority basis, and conditional tenders whose condition was not met, which we will not purchase (except as described in Section 6). We also expressly reserve the right to purchase additional shares, up to 2% of our outstanding shares (approximately 1,644,284, based on 82,214,227 shares of our common stock issued and outstanding as of December 13, 2010), without extending the Offer, and could decide to purchase more shares, subject to applicable legal requirements. See Sections 1 and 7.

How will the Company pay for the shares?

Assuming that the maximum of 10,526,315 shares are tendered in the Offer at a purchase price of $38.00 per share, the aggregate purchase price will be approximately $400.0 million. We expect that expenses for the Offer will be approximately $390,000. We anticipate that we will pay for the shares tendered in the Offer through borrowings of $400.0 million under a term loan (the “Term Loan Facility”) pursuant to the Amended and Restated Credit Agreement we entered into with Bank of America, N.A. on December 14, 2010 (the “Amended and Restated Credit Agreement”). The Offer is subject to our receipt of $400.0 million of proceeds under our Term Loan Facility. See Sections 7 and 9.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire on Friday, January 14, 2011, at 5:00 p.m., New York City time, unless we extend it. See Section 1.

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If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

We may choose to extend the Offer at any time and for any reason, subject to applicable law. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend or terminate the Offer in our sole discretion. See Sections 7 and 15.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time (as defined herein). We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

What are the “associated preferred stock rights”?

Pursuant to a Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company, N.A., as amended, the Board of Directors declared a dividend of one right to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock for each share of common stock outstanding on March 21, 2003. This agreement is filed or incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO. These rights are designed to have an antitakeover effect in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by our Board of Directors. These rights are not represented by separate certificates. Instead, they are evidenced by certificates of shares of common stock, and they automatically trade with the associated common stock. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the associated rights. Unless the preferred stock rights are redeemed prior to the expiration of the Offer, a tender of the shares will constitute a tender of the associated preferred stock rights.

What is the purpose of the Offer?

We believe that the Offer, together with an increase in our indebtedness, is a prudent use of our financial resources given our business profile, cash flow, capital structure, assets, the current market price of the shares and the terms on which corporate credit currently is generally available in the credit markets, and that investing in our own shares is an attractive use of capital and an efficient and effective means to provide value to our shareholders. The Offer represents the opportunity for the Company to return cash to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in the Company.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the expiration of the Offer, including, but not limited to:

•	Our obtaining proceeds of $400.0 million under our Term Loan Facility (the conditions applicable to borrowing under this facility are described in Section 9);

•	No legal action shall have been threatened, instituted or pending that seeks to challenge or delay the Offer or could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares;

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to materially and adversely affect our business, financial condition, results of operations, or prospects or the value of our shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our shares;

•	No general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred;

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business shall have occurred;

•	No decrease of more than 10% in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on December 14, 2010 shall have occurred;

•	No person shall have proposed, announced or made a tender or exchange offer, merger, acquisition, business combination or other similar transaction with or involving us, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business;

•	No person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than anyone who publicly disclosed such ownership in a Schedule 13D or 13G filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on or before December 14, 2010). No person or group which has made such filing on or before December 14, 2010 shall have acquired or proposes to acquire an additional 1% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares;

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us;

•	No change (or event involving a prospective change) shall have occurred that could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares; and

•	Our determination that the consummation of the Offer will not cause our common stock to be delisted from NASDAQ or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to a number of other conditions described in greater detail in Section 7.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that there will not be a reasonable likelihood that such purchase will cause the shares either (1) to be held of record by less than 300 persons; or (2) to not continue to be eligible to be listed on NASDAQ or to not continue to be eligible for registration under the Exchange Act. See Section 7.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on Friday, January 14, 2011, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a manually signed facsimile thereof, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure set forth in Section 3.

You may contact the Information Agent or your broker for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of exercisable stock options participate in the Offer?

Options to purchase shares cannot be tendered in the Offer. If you hold currently exercisable options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer. Holders of exercisable options should evaluate the Offer carefully to determine if participation would be advantageous to them. We strongly encourage such holders to discuss the Offer with their broker or other financial or tax advisor. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

What happens if more than 10,526,315 shares are tendered?

If more than 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn prior to the expiration of the Offer, we will purchase shares:

•	first, from all holders of “odd lots” of fewer than 100 shares who properly tender all of their shares and do not properly withdraw them before the expiration of the Offer;

•	second, from all other shareholders who properly tender shares, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender. See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you (1) own beneficially or of record fewer than 100 shares in the aggregate, (2) properly tender all of those shares before the Offer expires, and (3) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Friday, January 14, 2011, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Friday, February 11, 2011. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary during the time period in which you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct your nominee to arrange for the withdrawal of your shares.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2 and Section 11.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, and, in order to avoid any potential conflict of interest, our Board of Directors has prohibited all of our directors and executive officers from tendering any of their shares in the Offer under our Securities Trading Policy. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Shareholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.

What is the recent market price of my shares?

On December 13, 2010, the most recent practicable trading day before we commenced the Offer, the last reported sale price of our common stock was $34.81 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

When will the Company pay for the shares I tender?

We will pay the purchase price, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the expiration of the Offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from the

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Company. See Section 3 and Section 14. We recommend that you consult with your tax advisor with respect to your particular situation.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or if tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact Georgeson Inc., the Information Agent. Contact information for the Information Agent is set forth on the back cover of this Offer to Purchase.

FORWARD LOOKING STATEMENTS

This Offer to Purchase contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be, forward-looking statements. For example, statements concerning projections, predictions, expectations, estimates or forecasts and statements that describe our objectives, future performance, plans or goals are, or may be, forward-looking statements. These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Important factors that could cause actual results to differ materially from those underlying our forward-looking statements include, among others, the following:

•	The increased indebtedness that we will incur to purchase shares in the Offer;

•	The number of shares tendered in the Offer; and

•	the other risks and uncertainties described in our Form 10-K for the fiscal year ended July 31, 2010 and Form 10-Q for the quarter ended October 31, 2010, in each case including the risk factors contained in Item 1A thereof.

You should not place undue reliance on our forward-looking statements, which speak only as of the date of this Offer to Purchase, or the date of the documents incorporated by reference if contained therein. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this Offer to Purchase, except as required by law. Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995, do not apply to statements made in connection with a tender offer.

INTRODUCTION

To the Holders of our Common Stock:

We invite our shareholders to tender shares of our common stock, no par value (the “common stock”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 10,526,315 shares of our common stock, including the associated preferred stock rights, at a purchase price of $38.00 per share (the “Purchase Price”), without interest.

We refer to the shares of our common stock, including the associated preferred stock rights, as the “shares.” Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the associated preferred stock rights issued pursuant to the Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company, N.A., as amended; and unless the rights are redeemed prior to the expiration of the Offer, a tender of the shares will also constitute a tender of the associated rights. No additional consideration will be paid for the associated rights. The Offer will expire at 5:00 p.m., New York City time, on Friday, January 14, 2011, unless extended (such date and time, as they may be extended, the “Expiration Time”).

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are tendered. We will return shares that we do not purchase because of proration or conditional tenders to the tendering shareholders at our expense promptly following the Expiration Time. See Section 1.

We reserve the right to purchase more than 10,526,315 shares pursuant to the Offer, subject to certain limitations and legal requirements. See Sections 1 and 15.

Tendering shareholders whose shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to our receipt of $400.0 million of proceeds under our Term Loan Facility and certain other conditions set forth in Section 7 of this Offer to Purchase.

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Information Agent or the Depositary is making any recommendation whether you should tender or refrain from tendering your shares. We have not authorized any person to make any recommendation. You must decide whether to tender your shares and, if so, how many shares to tender. In so doing, you should read and evaluate carefully the information in this Offer to Purchase and in the related Letter of Transmittal and should discuss whether to tender your shares with your broker or other financial or tax advisor. See Section 2.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, and, in order to avoid any potential conflict of interest, our Board of Directors has prohibited all of our directors and executive officers from tendering any of their shares in the Offer under our Securities Trading Policy. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more or less favorable than the purchase price paid to shareholders in this Offer. See Section 11.

Section 14 of this Offer to Purchase describes material U.S. federal income tax consequences of a sale of shares under the Offer.

We will pay the fees and expenses of Georgeson Inc., the Information Agent, and Computershare Trust Company, N.A., the Depositary, incurred in connection with this Offer. See Section 16.

As of December 13, 2010, there were 82,214,227 shares of our common stock issued and outstanding. The 10,526,315 shares that we are offering to purchase hereunder represent approximately 12.8% of the total number of outstanding shares of our common stock as of December 13, 2010. The shares are listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CPRT.” On December 13, 2010, the most recent practicable trading day before we commenced the Offer, the last reported sale price of our common stock was $34.81 per share. Shareholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration

General. Upon the terms and subject to the conditions of the Offer, we will purchase 10,526,315 shares of our common stock, or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4, at the Purchase Price of $38.00 per share, without interest and less any applicable withholding taxes.

The term “Expiration Time” means 5:00 p.m., New York City time, on Friday, January 14, 2011, unless we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Commission, we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of our outstanding shares (approximately 1,644,284, based on 82,214,227 shares of our common stock issued and outstanding as of December 13, 2010), without amending or extending the Offer. See Section 15.

In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for “odd lots” and shares conditionally tendered for which the tender condition was not initially satisfied. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	change the price to be paid for shares from $38.00 per share;

•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares (approximately 1,644,284, based on 82,214,227 shares of our common stock issued and outstanding as of December 13, 2010); or

•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date on which notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to receipt of $400.0 million of proceeds under our Term Loan Facility and certain other conditions. See Section 7.

Shares properly tendered under the Offer and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration, and conditional tender provisions. All shares tendered and not purchased under the Offer, including shares not purchased because of proration or conditional tender provisions, will be returned to the tendering shareholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time.

If the number of shares properly tendered and not properly withdrawn prior to the Expiration Time is less than or equal to 10,526,315, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered at the Purchase Price.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 10,526,315 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase properly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

—	tenders all shares owned beneficially of record by the Odd Lot Holder (tenders of fewer than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

—	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.

Odd Lots. The term “odd lots” means all shares properly tendered prior to the Expiration Time and not properly withdrawn by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures set forth in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the Holder’s shares. Any Odd Lot Holder wishing to tender all of the shareholder’s shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. If proration of tendered shares is required, we will determine the proration factor promptly after the expiration of the Offer. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each shareholder tendering shares, other than Odd Lot Holders and shares conditionally tendered, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, other than Odd Lot Holders. We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the expiration of the Offer. The preliminary results of any proration will be announced by press release promptly after the expiration of the Offer. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that we will purchase from a shareholder under the Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans

Purpose of the Offer. Our Board of Directors has reviewed a variety of alternatives for using our available financial resources with the assistance of management. Our Board of Directors considered our existing and anticipated capital structure and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. Our Board of Directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our shareholders.

The Board of Directors believes that the Offer represents a mechanism to provide all of our shareholders with the opportunity to receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

The Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales, although you should be aware that if you hold your shares through a bank, broker, dealer, trust company or other nominee and that nominee tenders your shares on your behalf, that nominee may charge you a fee for doing so. Furthermore, Odd Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. See Section 9.

Neither we nor any member of our Board of Directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer. Shareholders are also urged to consult with their brokers or other financial or tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

Certain Effects of the Offer. Shareholders who do not tender their shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company. As a result, those shareholders will realize a proportionate increase in their relative equity interest in the Company, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Shareholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price significantly higher or lower than the Purchase Price. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future.

Shares we acquire pursuant to the Offer will be held as treasury stock and would, if returned to the status of authorized but unissued stock, be available for us to issue without further shareholder action (except as required by applicable law or the rules of NASDAQ) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

The Offer will reduce our “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets), and is likely to reduce the number of our shareholders. These reductions may result in lower stock prices and/or reduced liquidity in the trading market for our common stock following completion of the Offer.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, and, in order to avoid any potential conflict of interest, our Board of Directors has prohibited all of our directors and executive officers from tendering any of their shares in the Offer under our Securities Trading Policy. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more or less favorable than the Purchase Price. See Section 11.

Other Plans. Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board (except that we may fill vacancies arising on the board in the future) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

•	any class of our equity securities ceasing to be authorized to be quoted on NASDAQ;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 13 of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter or by-laws that could impede the acquisition of control of us.

Notwithstanding the foregoing, as part of our long-term corporate goal of increasing shareholder value, we regularly consider alternatives to enhance shareholder value, including open market repurchases of our shares, strategic acquisitions and business combinations, and we intend to continue to consider alternatives to enhance shareholder value. Other than our previously announced stock repurchase program, or as otherwise disclosed in this Offer to Purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives, and we are prohibited by Rule 13e-4 of Exchange Act from purchasing any shares other than pursuant to the Offer until after 10 business days from the Expiration Time. Although no decisions have currently been reached with regard to our stock repurchase program, shares purchased pursuant to the Offer will not affect the number of shares available for repurchase under our stock repurchase program. Whether we make additional repurchases in the future will depend on many factors, including, the number of shares, if any, that we purchase in the Offer, our business and financial performance and situation, the business and market conditions at the time, and such other factors as we may consider relevant.

3.	Procedures for Tendering Shares

Valid Tender. For a shareholder to make a valid tender of shares under the Offer, (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “Book-Entry Transfer” below); or

(ii) the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your bank, broker, dealer, trust company or other nominee to find out their applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

We urge shareholders who hold shares through a bank, broker, dealer, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender shares through the nominee and not directly to the Depositary.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as described in Section 1.

Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that are participants in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1, 5 and 7 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 to the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three NASDAQ trading days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, or a manually signed facsimile thereof, relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal, or a manually signed facsimile thereof, relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.

A Notice of Guaranteed Delivery must be delivered to the Depositary by overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Stock Options. Options to purchase shares cannot be tendered in the Offer. If you hold currently exercisable options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer. Holders of exercisable options should evaluate the Offer carefully to determine if participation would be advantageous to them. We strongly encourage such holders to discuss the Offer with their broker or other financial or tax advisor. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction. We reserve the absolute right prior to the Expiration Time to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.

U.S. Federal Backup Withholding Tax. Under the U.S. federal backup withholding tax rules, 28% (or the then prevailing rate) of the gross proceeds payable to a shareholder or other payee in the Offer must be withheld and remitted to the Internal Revenue Service, or IRS, unless the shareholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary or other payor and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the Depositary or other payor is not provided with the correct taxpayer identification number or another adequate basis for exemption, the shareholder may be subject to backup withholding tax and may be subject to certain penalties imposed by the IRS. Therefore, each tendering shareholder that is a U.S. Holder (as defined in Section 14) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding tax, unless the shareholder otherwise establishes an exemption from the backup withholding tax to the satisfaction of the Depositary. The backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding tax rules will generally be allowed as a refund or credit against a shareholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain shareholders (including, among others, certain Non-U.S. Holders (as defined in Section 14)) are not subject to these backup withholding tax rules. In order for a Non-U.S. Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, attesting to that shareholder’s non-U.S. status. The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase or from the IRS website at www.irs.gov. See Instruction 9 of the Letter of Transmittal. A Non-U.S. Holder that submits a properly completed IRS Form W-8BEN may still be subject to the regular withholding tax on gross proceeds payable to a Non-U.S. holder. See Withholding for Non-U.S. Holders below and Section 14.

Shareholders are urged to consult with their tax advisors regarding possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

For a discussion of U.S. federal income tax consequences to tendering shareholders, see Section 14.

Withholding For Non-U.S. Holders. A payment made to a Non-U.S. Holder pursuant to the Offer will be subject to U.S. federal income and withholding tax unless the Non-U.S. Holder meets the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test described in Section 14. If a Non-U.S. Holder tenders shares held in a U.S. brokerage account or otherwise through a U.S. broker, dealer, commercial bank, trust company, or other nominee, such U.S. broker or other nominee will generally be the withholding agent for the payment made to the Non-U.S. Holder pursuant to the Offer. Such U.S. brokers or other nominees may withhold or require certifications in this regard. Non-U.S. Holders tendering shares held through a U.S. broker or other nominee should consult such U.S. broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them. Notwithstanding the foregoing, even if a Non-U.S. Holder tenders shares held in its own name as a holder of record and delivers to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before any payment is made, the Depositary has been instructed to withhold 30% of the gross proceeds unless the Depositary determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable, regardless of whether the payment is properly exempt from U.S. federal gross income tax under the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test.

To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8ECI (or successor form). The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase or from the IRS website at www.irs.gov. A Non-U.S. Holder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described in Section 14 as if it were a U.S. Holder, and in the case of a non-U.S. corporation, an additional branch profits tax may be imposed at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary at (800) 546-5141. The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time. You may also withdraw your previously tendered shares at any time after 12:00 midnight,

New York City time, on Friday, February 11, 2011, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses or its facsimile number set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tendered shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of us, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer as a result of the occurrence of a condition disclosed in Section 7, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will accept for payment and pay the Purchase Price for (and thereby purchase) up to 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) properly tendered and not properly withdrawn before the Expiration Time.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,

•	a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate Purchase Price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration of the Offer. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense promptly after the expiration or termination of the Offer.

Under no circumstances will we pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 6 of the Letter of Transmittal.

Any tendering shareholder or other payee who fails to properly complete, sign and return to the Depositary (or other payor) the Substitute Form W-9 included with the Letter of Transmittal or, in the case of a Non-U.S. Holder (as defined in Section 14), an IRS Form W-8BEN (or other applicable IRS Form or suitable substitute forms), may be subject to required U.S. federal backup withholding tax of 28% (or the then prevailing rate) of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3. A Non-U.S. Holder that submits a properly completed IRS Form W-8BEN may still be subject to the regular withholding tax on the gross proceeds payable to such holder. See Section 3 and Section 14.

6.	Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the U.S. federal income tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available for shareholders seeking to take steps to have shares sold pursuant to the offer treated as a sale or exchange of such shares by the shareholder, rather than a distribution to the shareholder, for U.S. federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to calculate the minimum number of shares that must be purchased from the shareholder in order for the shareholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Shareholders are urged to consult with their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result in all cases.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if more than 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 10,526,315 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 10,526,315 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events has occurred (or has been determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with acceptance of the shares for payment:

•	We are unable to obtain proceeds of $400.0 million under our Term Loan Facility.

•	There has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

—	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

—	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

—	otherwise could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares;

•	There has occurred any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to materially and adversely affect our business, financial condition, results of operations, or prospects or the value of our shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our shares;

•	There has occurred a general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	There has occurred a commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business;

•	There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	There has been a decrease of more than 10% in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on December 14, 2010, or any significant increase in interest rates;

•	A tender or exchange offer for any or all of the shares, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business;

•	We learn that:

—	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before December 14, 2010;

—	any entity, group or person who has filed with the SEC a Schedule 13D or Schedule 13G relating to the Company on or before December 14, 2010 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding shares;

—	any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

—	any entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us;

•	Any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consents required to be obtained in connection with the Offer shall not have been obtained;

•	There has occurred any change (or event involving a prospective change) that could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares; or

•	We determine that the consummation of the Offer may either cause the shares to be held of record by less than 300 persons or cause our shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. See Section 16. Any determination by us concerning the events described above will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.

8.	Price Range of the Shares

The shares are traded on the NASDAQ Global Select Market under the symbol “CPRT.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by NASDAQ based on published financial sources.

	High	Low
Year Ended July 31, 2009:
First Quarter	$46.96	$30.21
Second Quarter	$36.57	$22.54
Third Quarter	$32.78	$23.48
Fourth Quarter	$36.00	$29.02
Year Ending July 31, 2010:
First Quarter	$38.47	$31.93
Second Quarter	$37.10	$31.63
Third Quarter	$37.01	$32.77
Fourth Quarter	$37.83	$33.96
Year Ending July 31, 2011:
First Quarter	$36.73	$31.28
Second Quarter (through December 13, 2010)	$36.23	$32.99

On December 13, 2010, the most recent practicable trading day before we commenced the Offer, the last reported sale price of our common stock was $34.81 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares.

9.	Source and Amount of Funds

The Offer is subject to our receipt of $400.0 million of proceeds under our Term Loan Facility (as defined below). Assuming that the maximum of 10,526,315 shares are tendered in the Offer at the Purchase Price, the aggregate Purchase Price will be approximately $400.0 million. We expect that expenses for the Offer will be approximately $390,000. We anticipate that we will pay for the shares tendered in the Offer through borrowings of $400.0 million under our Term Loan Facility.

On December 14, 2010, we entered into the Amended and Restated Credit Facility Agreement, which supersedes our previously disclosed credit agreement with Bank of America, N.A. (“Bank of America”). The Amended and Restated Credit Facility is an unsecured credit agreement providing for (i) a $100.0 million revolving credit facility, including a $100.0 million alternative currency borrowing sublimit and a $50.0 million letter of credit sublimit (the “Revolving Credit Facility”), of which no amounts are currently outstanding, and (ii) the Term Loan Facility of $400.0 million.

The obligation of Bank of America to extend credit to the Company under the Term Loan Facility is subject to certain customary conditions, including the Company’s compliance with the financial covenants contained in the Amended and Restated Credit Agreement. The Company will receive all proceeds under the Term Loan Facility at one time, and any amounts that the Company elects not to borrow at that time will automatically terminate. If the Company does not draw down proceeds under the Term Loan Facility within 45 days of all conditions to Bank of America’s obligations to fund the Term Loan Facility being satisfied (such 45-day period being the “Term Loan Availability Period”), the Term Loan Facility will automatically terminate. For each day of the Term Loan Availability Period before the Company draws down any proceeds, the Company will incur a commitment fee of 0.075%, per annum, of the $400.0 million in funds committed under the Term Loan Facility.

Amounts borrowed under the Term Loan Facility may be used for repurchases of stock, capital expenditures, permitted acquisitions, working capital and other general corporate purposes and may be subject to restrictions if the debt to EBITDA ratio exceeds certain agreed levels. The Term Loan Facility matures and all outstanding borrowings are due on December 14, 2015, with quarterly payments of $12.5 million in principal and interest to made beginning March 31, 2011 through the maturity date.

Amounts borrowed under the Term Loan Facility bear interest, subject to certain restrictions, at a fluctuating rate based on (i) the Eurocurrency Rate, (ii) the Federal Funds Rate or (iii) the Prime Rate, as described in the Amended and Restated Credit Agreement. A default interest rate applies on all obligations during an event of default under the credit facility, at a rate per annum equal to 2.0% above the otherwise applicable interest rate.

The Amended and Restated Credit Agreement contains customary representations and warranties and may place certain business operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, dividends and distributions and redemptions of capital stock. In addition, the Amended and Restated Credit Agreement provides for a maximum total leverage ratio and a minimum interest coverage ratio. The Amended and Restated Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross-defaults to certain other indebtedness, bankruptcy and insolvency defaults, material judgments, invalidity of the loan documents and events constituting a change of control. The Amended and Restated Credit Agreement is guaranteed by our material domestic subsidiaries.

The description provided above is qualified in its entirety by reference to the full and complete terms contained in the Amended and Restated Credit Agreement, which is filed as Exhibit (b)(1) to our Tender Offer Statement on Schedule TO filed on December 15, 2010 and is incorporated herein by reference.

We currently have no committed alternative financing in the event we are unable to obtain proceeds of $400.0 million under our Term Loan Facility.

10.	Certain Information Concerning the Company

Copart, Inc. is a leading provider of online auctions and vehicle remarketing services in the United States, Canada and the United Kingdom. We provide vehicle sellers with a full range of services to process and sell vehicles over the Internet through our Virtual Bidding Second Generation Internet auction-style sales technology, which we refer to as VB2. Sellers are primarily insurance companies but also include banks and financial institutions, charities, car dealerships, fleet operators, vehicle rental companies and the general public. We sell principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters and, at certain locations, we sell directly to the general public. The majority of the vehicles sold on behalf of the insurance companies are either damaged vehicles deemed a total loss or not economically repairable by the insurance companies or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle sellers a full range of services that expedite each stage of the vehicle sales process, minimize administrative and processing costs and maximize the ultimate sales price.

Our executive offices are located at 4665 Business Center Drive, Fairfield, California, telephone number (707) 639-5000. Our Internet address is www.copart.com for corporate and investor information. The information contained on our web site or connected to our web site is not incorporated by reference into this offer to purchase and should not be considered part of this offer to purchase.

Additional Information. We file annual, quarterly and current reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. You can also read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with it. We make available free of charge at www.copart.com (in the “Investor Relations” section) copies of materials we file with, or furnish to, the SEC.

We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer. The Issuer Tender Offer Statement on Schedule TO, together with any exhibits and amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

A list of our directors and executive officers as of December 13, 2010 is attached to this Offer to Purchase as Schedule I. As of December 13, 2010, there were 82,214,227 shares of our common stock issued and outstanding. The 10,526,315 shares we are offering to purchase under the Offer represent approximately 12.8% of the total number of outstanding shares as of December 13, 2010 .

As of October 4, 2010, our directors and executive officers as a group (17 persons) owned an aggregate of 16,345,075 shares, representing approximately 19.37% of the total number of outstanding shares (including stock options exercisable within 60 days of October 4, 2010).

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer, and, in order to avoid any potential conflict of interest, our Board of Directors has prohibited all of our directors and executive officers from tendering any of their shares in the Offer under our Securities Trading Policy. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the Purchase Price.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding the ownership of our common stock as of October 4, 2010 by (i) all persons known by us to be beneficial owners of five percent or more of our common stock; (ii) each of our current directors and nominees for director; (iii) any other named executive officers (as defined in the section of this Proxy Statement entitled “Executive Compensation — Summary Compensation Table”); and (iv) all of our executive officers and directors as a group. Beneficial ownership is determined based on SEC rules and includes certain stock options exercisable within 60 days of October 4, 2010. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Total Shares Outstanding (2)
Baron Capital Group, Inc. (3)
767 Fifth Avenue
New York, NY 10153	4,537,841	5.4%
Named executive officers and directors:
Willis J. Johnson (4)	9,686,318	11.5%
Thomas W. Smith (5)	3,267,329	3.9%
A. Jayson Adair (6)	1,755,666	2.1%
David L. Bauer (7)	237,435	*
Daniel J. Englander (8)	198,117	*
Vincent W. Mitz (9)	210,290	*
Steven D. Cohan (10)	99,173	*
James E. Meeks (11)	111,251	*
William E. Franklin (12)	87,956	*
Matt Blunt (13)	18,333	*
Russell D. Lowy (14)	201,190	*
All directors and executive officers as a group (17 persons) (15)	16,345,075	19.37%

*	Represents less than 1% of our outstanding common stock.

(1)	Unless otherwise set forth, the mailing address for each of the persons listed in this table is: c/o Copart, Inc., 4665 Business Center Drive, Fairfield, California 94534.

(2)	Based on 84,363,063 shares outstanding as of July 31, 2010, the end of the Company’s 2010 fiscal year.

(3)	Information based on Schedule 13G-A as filed with the SEC on February 4, 2010, by Baron Capital Group, Inc. Includes 4,537,841 shares beneficially and jointly owned by Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc., and Ronald Baron. Baron Capital Group, Inc. has shared power to vote or direct the voting of 4,258,741 shares and shared dispositive power with respect to 4,537,841 shares; BAMCO, Inc. has shared power to vote or direct the voting of 4,089,500 shares and shared dispositive power with respect to 4,368,600 shares; Baron Capital Management, Inc. has shared power to vote or direct the voting of and shared dispositive power with respect to 169,241 shares; and Ronald Baron has shared power to vote or direct the voting of 4,258,741 shares and shared dispositive power with respect to 4,537,841 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. Ronald Baron owns a controlling interest in Baron Capital Group, Inc. Baron Capital Group, Inc. and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than Baron Capital Group, Inc. and Ronald Baron. BAMCO, Inc. and Baron Capital Management, Inc. disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, Inc. Baron Capital Management, Inc. and their affiliates.

(4)	Includes 5,082,981 shares held by a revocable trust, of which Mr. Johnson and his wife are trustees; 3,742,388 shares held by limited partnerships of which Mr. Johnson and his wife are general partners; and 4,632 shares held in IRA accounts for Mr. Johnson and his wife. Also includes options to acquire 856,317 shares of common stock held by Mr. Johnson that are exercisable within 60 days after October 4, 2010.

(5)	Includes 1,211,250 shares beneficially owned by Mr. Smith over which he exercises sole voting and dispositive power. Also includes 2,006,912 shares (the “Managed Account Shares”) beneficially owned by Mr. Smith in his capacity as investment manager for certain managed accounts (the “Managed Accounts.” Mr. Smith shares voting and investment control over 1,700,018 with co-investment managers of certain of the Managed Accounts and has sole voting power over 50,000 of the Managed Account Shares and sole dispositive power over 306,894 Managed Account Shares. Mr. Smith disclaims beneficial ownership of the Managed Account Shares except to the extent of his pecuniary interest therein. Mr. Smith, the co-managers of the Managed Accounts, and the Managed Accounts may constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Also includes options to acquire 49,167 shares of common stock held by Mr. Smith that are exercisable within 60 days after October 4, 2010. The mailing address for Mr. Smith and the co-managers of the Managed Accounts is c/o Prescott Investors, 323 Railroad Avenue, Greenwich, CT 06830.

(6)	Includes 531,217 shares held directly, 186,819 shares held by a revocable trust, for which Mr. Adair and his wife are trustees, and 12,348 shares held by irrevocable trusts for the benefit of members of Mr. Adair’s immediate family. Also includes options to acquire 1,025,282 shares of common stock held by Mr. Adair that are exercisable within 60 days after October 4, 2010.

(7)	Includes 5,121 shares held by the Bauer Family Trust for which Mr. Bauer and his spouse act as trustees, and options to acquire 232,314 shares of common stock held by Mr. Bauer that are exercisable within 60 days after October 4, 2010.

(8)	Includes 119,950 shares held by Ursula Capital Partners and 9,000 shares stock held directly by Mr. Englander. Ursula Capital Partners is an investment partnership for which Mr. Englander serves as the sole general partner. Mr. Englander disclaims beneficial ownership of the shares held by Ursula Capital Partners except to the extent of his pecuniary interest therein. Also includes options to acquire 69,167 shares of common stock held by Mr. Englander that are exercisable within 60 days after October 4, 2010.

(9)	Includes 3 shares held directly and options to acquire 210,287 shares of common stock held by Mr. Mitz that are exercisable within 60 days after October 4, 2010.

(10)	Includes 6 shares owned directly and options to acquire 99,167 shares of common stock held by Mr. Cohan that are exercisable within 60 days after October 4, 2010.

(11)	Includes options to acquire 111,251 shares of common stock held by Mr. Meeks that are exercisable within 60 days after October 4, 2010.

(12)	Includes 3,449 shares held directly and options to acquire 84,507 shares of common stock held by Mr. Franklin that are exercisable within 60 days after October 4, 2010.

(13)	Includes options to acquire 18,333 shares of common stock held by Mr. Blunt that are exercisable within 60 days after October 4, 2010.

(14)	Includes options to acquire 201,190 shares of common stock held by Mr. Lowy that are exercisable within 60 days after October 4, 2010.

(15)	Includes 12,934,466 shares and options to acquire 3,410,609 shares of common stock held by all executive officers and directors as a group that are exercisable within 60 days after October 4, 2010.

Equity Incentive Plans

Employee Stock Purchase Plan. The Employee Stock Purchase Plan (the “ESPP”) provides for the purchase of up to an aggregate of 2,500,000 shares of common stock of the Company by employees pursuant to the terms of the ESPP. The Company’s ESPP was adopted by the Board of Directors and approved by the shareholders in 1994. The ESPP was amended and restated in 2003 and again approved by the shareholders. Under the ESPP, employees of the Company who elect to participate have the right to purchase common stock at a 15 percent discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount up to 10 percent of their compensation (which amount may be increased from time to time by the Company but may not exceed 15% of compensation). No employee may purchase more than $25,000 worth of common stock (calculated at the time the purchase right is granted) in any calendar year. The Compensation Committee of the Board of Directors (the “Compensation Committee”) administers the ESPP. The number of shares of common stock issued pursuant to the ESPP during each of fiscal years 2010, 2009 and 2008 was 68,035, 82,834 and 56,450, respectively. As of July 31, 2010, 1,724,694 shares of common stock have been issued pursuant to the ESPP and 775,306 shares remain available for purchase under the ESPP.

Stand-Alone Stock Options. In April 2009, the Compensation Committee, following shareholder approval of proposed grants at a special meeting of shareholders, approved the grant to each of Willis J. Johnson, the Company’s Chairman (and then Chief Executive Officer), and A. Jayson Adair, the Company’s Chief Executive Office (and then President), of nonqualified stock options to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $30.21 per share, which equaled the closing price of the Company’s common stock on April 14, 2009, the effective date of grant. Such grants were made in lieu of any cash salary or bonus compensation in excess of $1.00 per year or the grant of any additional equity incentives for a five-year period. Each option will become exercisable over five years, subject to continued service by the executive, with twenty percent (20%) vesting on April 14, 2010, and the balance vesting ratably over the subsequent four years. Each option will become fully vested, assuming continued service, on April 14, 2014, the fifth anniversary of the date of grant. If, prior to a change in control, either executive’s employment is terminated without cause, then one hundred percent (100%) of the shares subject to that executive’s stock option will immediately vest. If, upon or following a change in control, either the Company or a successor entity terminates the executive’s service without cause, or the executive resigns for good reason, then one hundred percent (100%) of the shares subject to his stock option will immediately vest.

2007 Equity Incentive Plan. In December 2007, the Company adopted the Copart, Inc. 2007 Equity Incentive Plan (the “2007 Plan”), presently covering an aggregate of 4,000,000 shares of the Company’s common stock. The 2007 Plan provides for the grant of incentive stock options, restricted stock, restricted stock units and other equity-based awards to employees and non-qualified stock options, restricted stock, restricted stock units and other equity-based awards to employees, officers, directors and consultants at prices not less than 100% of the fair market value for incentive and non-qualified stock options, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options may have terms of up to ten years and vest over periods determined by the Board of Directors. Options generally vest ratably over a five-year period. The 2007 Plan replaced the Company’s 2001 Plan. As of July 31, 2010, 2,578,981 shares were available for future grant under the 2007 Plan.

Each non-employee director is eligible to receive an annual option grant of shares under the Company’s 2007 Plan, which grant generally takes place immediately following the annual meeting of shareholders each year. Newly appointed directors are awarded an initial grant of shares at the time of appointment and are not eligible for an additional grant until the fiscal year following their appointment. On December 2, 2010, the Company granted to each of its non-employee directors options to purchase 20,000 shares of the Company’s common stock pursuant to the 2007 Plan.

2001 Stock Option Plan. In December 2001, the Company adopted the Copart, Inc. 2001 Stock Option Plan (the “2001 Plan”), presently covering an aggregate of 4.5 million shares of the Company’s common stock. The Plan provided for the grant of incentive stock options to employees and non-qualified stock options to employees, officers, directors and consultants at prices not less than 100% and 85% of the fair market value for incentive and non-qualified stock options, respectively, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options could have had terms of up to ten years and vested over periods determined by the Board of Directors. Options generally vest ratably over a five-year period. The Plan replaced the Company’s 1992 Plan, which expired in August 2002. The Board of Directors terminated the 2001 Plan in 2007 and no further grants were made under this plan. The 2001 Plan is still in operation to administer outstanding grants made pursuant to the 2001 Plan.

1992 Stock Option Plan. The Company adopted the Copart, Inc. 1992 Stock Option Plan, as amended (the “1992 Plan”). The Board of Directors terminated the 1992 Plan in 2001 and no further grants were made under the 1992 Plan. At the time of termination, the 1992 Plan covered an aggregate of 8,000,000 shares of the Company’s Common Stock. The 1992 Plan provided for the grant of incentive stock options to employees and non-qualified stock options to employees, officers, directors and consultants at prices not less than 100% and 85% of the fair market value for incentive and non-qualified stock options, respectively, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options may have terms of up to ten years and vest over periods determined by the Board of Directors. Options generally vested ratably over a two or five year period. The 1992 Plan is still in operation to administer outstanding grants made pursuant to the 1992 Plan.

Change of Control Provisions. Neither our 2001 Plan nor our 2007 Plan provide for the acceleration of outstanding options or other equity incentive awards in the event of a change in control (as defined in the plans), except in the limited circumstance where the successor corporation does not assume our outstanding options. When a successor corporation does not assume our options in the event of an acquisition or merger, the optionee shall have the right to exercise the option or stock purchase right as to all the optioned stock, including shares not otherwise vested or exercisable. The right to exercise the option or stock purchase right applies to all of our employees, including our named executive officers. In the event of a change in control (as defined in the plans), if the awards to be granted are not assumed by the successor corporation, the Compensation Committee has the authority as administrator of the equity plan to accelerate the vesting of the awards.

Preferred Stock Rights Agreement

Pursuant to a Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company N.A., as amended, the Board of Directors declared a dividend of one preferred stock right to purchase one one-thousandth share of our Series A Participating Preferred Stock for each outstanding share of the common stock outstanding on March 21, 2003. Each preferred stock right entitles the registered holder to purchase one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $120.48, subject to certain adjustments, upon the acquisition of, or announcement of the intent to acquire, 15% of the common stock by a person or group of affiliated or associated persons.

The foregoing summary of the Preferred Stock Rights Agreement is qualified in its entirety by reference to Exhibit 4.1 to our Form 8/A-12/G as filed with the SEC on March 11, 2003 and Exhibit 4.2 to our Form 8/A-12/G as filed with the SEC on March 15, 2006, each being incorporated by reference herein.

Recent Securities Transactions

Based on our records and to the best of our knowledge, except as set forth below, no transactions in our common stock have been effected in the past 60 days by us or our executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of our subsidiaries.

Date of Transaction	Identity of Person	Number of Shares	Price per Share	Nature of Transaction
10/4/2010	Vincent W. Mitz	100,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
10/4/2010	Paul A. Styer	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
10/4/2010	Robert H. Vannuccini	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
10/4/2010	William E. Franklin	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
10/4/2010	Russell D. Lowy	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
10/15/2010	William E. Franklin	40,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
12/2/10	Matt Blunt	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
12/2/10	Steven D. Cohan	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
12/2/10	Daniel J. Englander	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
12/2/10	James E. Meeks	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan
12/2/10	Thomas W. Smith	20,000	$0	Grant by the Company of options to purchase Common Stock under the 2007 Plan

12.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of NASDAQ, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from NASDAQ. The Offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the Offer and the purchase of shares will cause the shares to be delisted from NASDAQ. See Section 7.

Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action.

We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

As a California corporation, we are subject to legal restrictions on our ability to complete distributions to shareholders (such as dividends and share repurchases). These limitations take into account our retained earnings or the relative balances of our assets and liabilities and are designed to ensure that a corporation does not impair its ability to satisfy its liabilities by returning capital to its shareholders. Compliance with these limitations limits the amount of cash we can distribute to shareholders in the form of the purchase price for tendered shares. We anticipate that we will pay an aggregate Purchase Price of $400.0 million for the shares tendered in the Offer, assuming the maximum of 10,526,315 shares are tendered in the Offer. See Section 9. Based on our balance sheet as of October 31, 2010, we do not believe the payment of such aggregate Purchase Price is subject to the restrictions imposed by California law described above.

14.	Material U.S. Federal Income Tax Consequences

General. The following discussion is a summary of the material U.S. federal income tax consequences to shareholders with respect to a sale of shares for cash pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances or to certain types of shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for U.S. federal income tax purposes or persons who received their shares through exercise of employee stock options or otherwise as compensation. In addition, the discussion below does not consider the effect of any alternative minimum taxes, state or local or non-U.S. taxes or any U.S. federal tax laws other than those pertaining to income taxation. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the Offer.

Each shareholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to such shareholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the Offer.

U.S. Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Shares Pursuant to the Offer. The sale of shares by a shareholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a shareholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

The receipt of cash by a U.S. Holder will be a “complete termination” if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the Offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code.

The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender of shares by a shareholder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares. U.S. Holders should consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

U.S. Holders should consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.

Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Holder and such holder’s adjusted tax basis in the shares sold pursuant to the Offer. Generally, a U.S. Holder’s adjusted tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to Offer. Certain non-corporate U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. The maximum tax rate in respect of long-term capital gains is currently 15%, which rate is scheduled to increase to 20% for gains recognized on or after January 1, 2011, unless legislation currently pending is enacted to retain the 15% maximum rate currently applicable to long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the Offer.

Distribution Treatment. If none of the Section 302 Tests are satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety at the then prevailing tax rates without a reduction for the U.S. Holder’s adjusted tax basis of the shares exchanged and the adjusted tax basis of such exchanged shares generally should be added to the adjusted tax basis of the U.S. Holder’s remaining shares, if any. Legislation currently pending would, if enacted, retain the preferential treatment currently applicable to “qualified dividends,” provided certain minimum holding period requirements are met. If such legislation is not enacted, the maximum tax rate on dividends is scheduled to increase to 39.6% for dividends received on or after January 1, 2011. The amount of any distribution in excess of our current or accumulated earnings and profits would be treated as a return of the U.S. Holder’s adjusted tax basis in the shares (with a corresponding reduction in such U.S. Holder’s adjusted tax basis until reduced to zero), and then as gain from the sale or exchange of the shares.

If a sale of shares by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividend-received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares.

Based on our estimates, we expect to have current earnings and profits at the time of the repurchase. However, the determination of whether a corporation has current or accumulated earnings or profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, the extent to which a U.S. Holder will be treated as receiving a dividend if the repurchase of its shares pursuant to the Offer is not entitled to sale or exchange treatment under Section 302 of the Code is unclear.

U.S. Federal Income Tax Treatment of Non-U.S. Holders

Withholding for Non-U.S. Holders. See Section 3 and the discussion below under “Distribution Treatment” with respect to the application of U.S. federal income tax withholding to payments made to Non-U.S. Holders pursuant to the Offer.

Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the Offer, more than 5% of our shares. Our shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if Copart is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the Offer. Copart does not believe that it has been a United States real property holding corporation at any time during the last five years.

Distribution Treatment. If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital or as gain from the sale of shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of U.S. Holders.”

If a Non-U.S. Holder tenders shares held in a U.S. brokerage account or otherwise through a U.S. broker, dealer, commercial bank, trust company, or other nominee, such U.S. broker or other nominee will generally be the withholding agent for the payment made to the Non-U.S. Holder pursuant to the Offer. Such U.S. brokers or other nominees may withhold or require certifications in this regard. Non-U.S. Holders tendering shares held through a U.S. broker or other nominee should consult such U.S. broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them. Notwithstanding the foregoing, even if a Non-U.S. Holder tenders shares held in its own name as a holder of record and delivers to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before any payment is made, the Depositary has been instructed to withhold 30% of the gross proceeds unless the Depositary determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable, regardless of whether the payment is properly exempt from U.S. federal gross income tax under the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test.

To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8ECI (or successor form) before payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent as if it were a U.S. Holder, and in the case of a foreign corporation, an additional branch profits tax may be imposed, at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the Offer, including their eligibility for withholding tax reductions or exemptions and refund procedures.

Tax Considerations for Holders of Vested Stock Options

Holders of vested stock options which are intended to be “incentive stock options” for U.S. federal income tax purposes should consult their own tax advisors as to the special tax consequences that may be applicable upon the exercise of any such options and the tender of the shares subject to such options pursuant to the Offer in light of the requisite holding periods under the Code.

Backup Withholding

See Section 3 with respect to the application of the U.S. federal backup withholding tax.

15.	Extension of the Offer; Termination; Amendment

Notwithstanding anything to the contrary contained herein, we expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, in either case, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service. In addition, we would file such press release as an exhibit to the Schedule TO.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1)(a) we increase or decrease the price to be paid for shares, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of our outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date on which such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.	Fees and Expenses

We have retained Georgeson Inc. to act as Information Agent and Computershare Trust Company, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through a bank, broker, dealer, trust company or other nominee are urged to consult their nominee to determine whether transaction costs may apply if shareholders tender shares through the nominee and not directly to the Depositary. We will, however, upon request, reimburse banks, brokers, dealers, trust companies or other nominee for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 6 in the Letter of Transmittal.

17.	Certain Financial Information

Historical Financial Information. We incorporate by reference the financial statements and notes thereto from our Annual Report on Form 10-K for the year ended July 31, 2010. In addition, we incorporate by reference the financial information included in Part I Item 1 of our Quarterly Report on Form 10-Q for the quarter ended October 31, 2010. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated financial data for the years ended July 31, 2010 and July 31, 2009 and the three month periods ended October 31, 2010 and October 31, 2009, certain selected ratios for such periods, and our financial position at October 31, 2010. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended July 31, 2010 and the unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended October 31, 2010. Financial data for the three month periods ended October 31, 2010 and October 31, 2009, the selected ratios for such periods, and our financial position at October 31, 2010 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

	Three Months Ended October 31,		Year Ended July 31,
	2010	2009	2010	2009
	(In thousands, except per share and ratio data)
Consolidated Statements of Income Data:
Revenue	$212,667	$185,461	$772,879	$743,082
Operating income	59,594	56,492	239,070	225,325
Interest Expense	15	142	216	274
Other income, net	504	631	436	989
Income before income taxes	60,163	57,052	239,495	227,732
Income taxes	22,340	21,782	87,868	88,186
Net income	37,823	35,270	151,627	139,546
Earnings per share:
Basic	$0.45	$0.42	$1.80	$1.69
Diluted	0.45	0.42	1.78	1.64
Shares used in computing earnings per share:
Basic weighted average shares outstanding	83,745	84,045	84,165	83,537
Diluted weighted average shares outstanding	84,406	84,948	85,027	84,930
Other Data:
Ratio of earnings to fixed charges (a)	141x	86x	112x	86x

(a)	Earnings included in the calculation of this ratio consists of income before taxes plus fixed charges, and the amoritization of capitalized interest, if any, less interest capitalized, if any. Fixed charges include interest expense as well as the imputed interest component of rental expense.

As of October 31, 2010
(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash	$260,470
Current assets	416,716
Net intangible assets	11,976
Total assets	1,210,147
Short-term debt	—
Current liabilities	116,230
Long-term liabilities	—
Total liabilities	151,118
Total shareholders’ equity	1,059,029
Shares outstanding — common stock	82,186
Book value per share (a)	12.89

(a)	Reflects shareholders’ equity divided by shares outstanding.

Summary Unaudited Pro Forma Consolidated Financial Data. The following table sets forth summary unaudited pro forma consolidated financial data for the year ended July 31, 2010 and the three months ended October 31, 2010, certain ratios for such periods, and our financial position at October 31, 2010. This summary unaudited pro forma consolidated financial data gives effect to the purchase of shares pursuant to the Offer, as if such purchase had occurred on August 1, 2010 and 2009 for the consolidated statements of income data for the three months ended October 31, 2010 and for the year ended July 31, 2010, respectively, and on October 31, 2010 for the consolidated balance sheet data as of October 31, 2010. Such data also assumes that the purchase of shares is financed with debt on the terms described in the footnotes to the table below. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended July 31, 2010 and the unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended October 31, 2010. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the Offer and the related financing been completed at the dates indicated, or will be achieved in the future. There can be no assurance that we will secure the necessary financing for the Offer on terms acceptable to us or at all. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

	Three Months Ended October 31, 2010			Year Ended July 31, 2010
	Actual	Adjustments	Pro Forma	Actual	Adjustments	Pro Forma
	(In thousands, except per share and ratio data)
Consolidated Statements of Income Data:
Revenue	$212,667	$—	$212,667	$772,879	$—	$772,879
Operating income	59,594	(105)	59,489	239,070	(420)	238,650
Interest expense	15	1,800 (a)	1,815	216	6,863 (a)	7,079
Other income, net	504	—	504	436	—	436
Income before income taxes	60,163	(1,905)	58,258	239,495	(7,283)	232,212
Income taxes	22,340	(707)	21,633	87,868	(2,767)	85,101
Net income	37,823	(1,198)	36,625	151,627	(4,516)	147,111
Earnings per share:
Basic	$0.45		$0.50	$1.80		$2.00
Diluted	0.45		0.50	1.78		1.97
Shares used in computing earnings per share:
Basic weighted average shares outstanding	83,745	10,526 (b)	73,219	84,165	10,526 (b)	73,639
Diluted weighted average shares outstanding	84,406	10,526 (b)	73,880	85,027	10,526 (b)	74,501
Other Data:
Ratio of earnings to fixed charges	141x		25x	112x		25x

(a)	Reflects interest expense on $400.0 million in new borrowings with average terms of approximately 5 years at a stated rate of interest of 1.8% per annum and amortization of estimated debt issuance costs of $2.1 million.
(b)	Reflects a reduction of 10,526,315 shares assumed to be repurchased in the Offer as of the beginning of the periods presented.

	As of October 31, 2010
	Actual	Adjustments		Pro Forma
	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash	$260,470	$(2,490	)(a)	$257,980
Current assets	416,716	420		417,136
Net intangible assets	11,976	—		11,976
Total assets	1,210,147	(390)		1,209,757
Short-term debt	—	50,000	(b)	50,000
Current liabilities	116,230	50,000	(b)	166,230
Long-term debt	—	350,000		350,000
Total liabilities	151,118	400,000	(b)	551,118
Total shareholders’ equity	1,059,029	(400,390	)(c)	658,639
Shares outstanding — common stock	82,186	(10,526	)(d)	71,660
Book value per share	12.89			9.19

(a)	Reflects deferred debt issuance and Offer costs.
(b)	Reflects indebtedness of $400.0 million to finance the repurchase and all related fees, of which $50.0 million is assumed payable within one year.
(c)	Reflects the repurchase of 10,526,315 shares at the Purchase Price, plus associated transaction fees of approximately $390,000.
(d)	Reflects a reduction of 10,526,315 shares assumed to be repurchased in the transaction.

18.	Miscellaneous

We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such U.S. state.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer (the “Schedule TO”). The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Information Agent or the Depositary.

December 15, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF COPART, INC.

The following table sets forth the name, present principal occupation or employment and 5-year employment history of the directors and executive officers of Copart. The business address of each director and executive officer is 4665 Business Center Drive, Fairfield, California 94534. Each director and executive officer of Copart is a United States citizen.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
Willis J. Johnson
Willis J. Johnson, founder of Copart, has, since January 2004, served as chairman of the board of directors. Until February 2010, he also served as our chief executive officer. Mr. Johnson also served as our president from 1986 until 1995. Mr. Johnson was an officer and director of U-Pull-It, Inc. (UPI), a self-service auto dismantler which he co-founded, from 1982 through September 1994. Mr. Johnson sold his entire interest in UPI in September 1994.

A. Jayson Adair
A. Jayson Adair has served as our chief executive officer since February 2010. From November 1996 to February 2010, he served as our president. From 1995 until 1996, Mr. Adair served as our executive vice president. From 1990 until 1995, Mr. Adair served as our vice president of sales and operations, and from 1989 to 1990, Mr. Adair served as our manager of operations.

Matt Blunt
Matt Blunt served as the governor of the State of Missouri from 2005 to 2009. Prior to serving as governor of Missouri, Mr. Blunt served as a member of the Missouri General Assembly from 1999 through 2001 and as Missouri’s Secretary of State from 2001 through his inauguration as governor in 2005. Since leaving the office of governor of the State of Missouri, Mr. Blunt has served as a senior advisor to government affairs and financial firms. He is a 1993 graduate of the United States Naval Academy and received four Navy and Marine Corps Achievement Medals during his military service, as well as numerous other awards.

Steven D. Cohan
Steven D. Cohan has served as the chief executive officer and president of Loco Ventures, Inc., a privately held manufacturer of food products in Northern California, since 1997. From 1992 to 1994, he served as our vice president of finance and principal accounting officer and, from 1994 to 1996, he served as our vice president of corporate development. He holds an M.B.A. from the University of San Francisco, a B.A. in Economics from University of California-Los Angeles (UCLA) and is a Certified Public Accountant.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
Daniel J. Englander
Daniel J. Englander is managing partner and founder of Ursula Investors, an investment management firm, founded in May 2004. From October 1994 until January 2004, Mr. Englander was employed as an investment banker with Allen & Company, a New York-based merchant bank, serving as a Managing Director from September 2002 until his departure. He holds a B.A. from Yale University. Mr. Englander has served a director of America’s Car-Mart Inc., a publicly traded automotive retailer based in Bentonville, Arkansas, and Ambassador International, Inc. a cruise ship operator based in Seattle, Washington since February 2007 and November 2008, respectively.

James E. Meeks
James E. Meeks served as our chief operating officer from 1992, when he joined us concurrent with our purchase of South Bay Salvage Pool, until 2007. Mr. Meeks also served as executive vice president from 1996 until 2007 and as senior vice president from 1995 to 1996. From 1986 to 1992, Mr. Meeks, together with his family, owned and operated the South Bay Salvage Pool. Mr. Meeks was also an officer, director and part owner of CAS & Meeks, Inc., a towing and subhauling service company, which he operated from 1991 to 2001. On August 1, 2007, Mr. Meeks relinquished the titles and responsibilities of executive vice president and chief operating officer and retired from his employment with the company on December 31, 2007.

Thomas W. Smith
Thomas W. Smith is senior partner of Prescott Investors, a private investment firm he founded in 1973. Mr. Smith received his undergraduate degree from Miami University in Oxford, Ohio and his master’s degree in economics from the University of California at Berkeley. From October 2004 to March 2010, Mr. Smith served on the board of directors of Prepaid Legal Services, Inc., a publicly traded company. He also served on the board of directors of SEI Investments Co., a publicly traded company, from May 2004 to December 2008.

Vincent W. Mitz
Vincent W. Mitz has served as our President since February 2010. From August 2007 to February 2010, Mr. Mitz served as our Executive Vice President. From May 1995 until July 2007, Mr. Mitz served as our Senior Vice President of Marketing. Prior thereto, Mr. Mitz was employed by NER Auction Systems from 1981 until its acquisition by Copart in 1995. At NER, Mr. Mitz held numerous positions culminating as Vice President of Sales and Operations for NER’s New York region from 1990 to 1993 and Vice President of Sales & Marketing from 1993 to 1995.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
William E. Franklin
William E. Franklin has served as our Senior Vice President and Chief Financial Officer since March 2004. Mr. Franklin has over 20 years of international finance and executive management experience. From October 2001 to March 2004, he served as the Chief Financial Officer of Ptek Holdings, Inc., an international telecommunications company. Prior to that he was the President and CEO of Clifford Electronics, an international consumer electronics company. Mr. Franklin received a Master’s degree in Business Administration from the University of Southern California and his Bachelor’s of Science degree in Finance from California State University, Bakersfield. Mr. Franklin is a Certified Public Accountant.

Paul A. Styer
Paul A. Styer has served as our General Counsel since September 1992; served as our Senior Vice President since April 1995 and as our Vice President from September 1992 until April 1995. Mr. Styer served as one of our directors from September 1992 until October 1993. Mr. Styer has served as our Secretary since October 1993. From August 1990 to September 1992, Mr. Styer conducted an independent law practice. Mr. Styer received a B.A. from the University of California, Davis and a J.D. from the University of the Pacific. Mr. Styer is a member of the State Bar of California.

Robert H. Vannuccini
Robert H. Vannuccini has served as our Senior Vice President, Sales since July 2007. Prior thereto, Mr. Vannuccini served as our Vice President of National Accounts from 1999 to 2007 and our Midwest regional Account Manager from 1995 to 1999. Prior to that, Mr. Vannuccini was employed by NER as the Midwest Regional Account Manager from 1994 until its acquisition by Copart in 1995. Prior to his experience at NER, Mr. Vannuccini was an Assistant Vice President with Fleet Financial Group from 1991 to 1994. Mr. Vannuccini received his Bachelor of Business Administration degree in Banking and Finance from Hofstra University, Hempstead, New York in 1988.

David L. Bauer
David L. Bauer has served as our Senior Vice President, Corporate Development since January 2010. Previously from December 1995 until January 2010, he served as our Senior Vice President of Information Technology and Chief Information Officer. Prior thereto, Mr. Bauer was an independent systems consultant from 1987 to 1995. Prior to working independently, Mr. Bauer spent 1983 to 1987 working in Arthur Andersen & Company’s Management Information Consulting Division, leaving in 1987 as a Consulting Manager. Mr. Bauer earned a B.A. in Economics from the University of California, San Diego in 1981 and an MBA from University of California, Davis in 1983.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
Russell D. Lowy
Russell D. Lowy has served as our Senior Vice President, Chief Operating Officer since July 2007. From July 2002 to July 2007, Mr. Lowy served as our Senior Vice President of Operations. Mr. Lowy served as Vice President of Operations, Eastern Division from December 1999 to July 2002. From December 1998 to December 1999, Mr. Lowy served as Director of Training and Auditing. Mr. Lowy served as Assistant Vice President of Operations from 1996 to 1997, Regional Manager of Northern California from 1995 to 1996 and Marketing Manager from 1993 to 1994. Prior to joining us, Mr. Lowy spent nine years with ADP — Claims Solutions Group. Mr. Lowy received a B.S. in Business Administration from California State University, Chico in 1982.

Thomas E. Wylie
Thomas E. Wylie has served as our Senior Vice President of Human Resources since September 2003. Mr. Wylie has over 25 years of human resources and organizational change management experience. From January 2001 to November 2003 he served as Vice President, Human Resources, Systems and Administration for the California Division of Kaiser Permanente, a health care organization headquartered in Oakland, California. Prior to that he was the Vice President of Human Resources for Global Business Services, a division of Honeywell International in Morristown, New Jersey. He held several other positions with Honeywell starting in 1979. Mr. Wylie received a bachelor’s degree from Hamline University in St. Paul, Minnesota.

Greg A. Tucker
Greg A. Tucker has served as our Senior Vice President of Process Improvement since September 2008. Mr. Tucker has over 25 years of process improvement, business strategy and business transformation experience. From 2002 to 2008 he served as Vice President of Business Transformation & Process Excellence at CSAA (AAA of Northern California) and The Clorox Company. Prior to that he was the Vice President/Partner at Computer Sciences Corp. Management Consulting and Mercer Management Consulting in San Francisco, California and Washington DC, respectively. Mr. Tucker received a bachelor’s degree from Kansas State University in Manhattan, Kansas where he is a trustee and his MBA from the Graduate School of Business at Stanford University in Palo Alto, California.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
Vincent J. Phillips
Vincent J. Phillips has served as our Senior Vice President, Chief Information Officer since April 2010. Prior thereto in 2009, Mr. Phillips was Vice President of Product Development of Charles River Development, a provider of technology systems and services to the financial industry. From 1989 to 2008, Mr. Phillips was the Chief Executive Officer of Cybertrader.com, a subsidiary of The Charles Schwab Corporation. Mr. Phillips received a bachelor’s degree from University of California, San Diego.

Simon E. Rote
Simon E. Rote has served as our Vice President of Finance since March 2003. Prior thereto, Mr. Rote served as our Controller from December 1998 to March 2003, and as our Assistant Controller from December 1997 to December 1998. Mr. Rote was an auditor with KPMG LLP from 1994 to 1997. Mr. Rote received a B.S. in Accounting from St. Mary’s College in 1994.

COPART, INC.

December 15, 2010

Facsimile copies of the Letter of Transmittal, properly completed and duly executed with a manual signature, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier	By Facsimile Transmission:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021	For eligible institutions only: (617) 360-6810 To Confirm Facsimile Transmission: (781) 575-2332

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
All Others Call: (800) 223-2064